Exhibit 4.23

Off-Take Agreement for Copper Cathode

[*Note on Redacted Material:  Sections 9, 10, 11, 12, 13 and 14 contain provisions that were omitted from this agreement pursuant to a Confidential Treatment Request (“Request”) Baja Mining Inc. filed with the United States Securities and Exchange Commission (“SEC”) concurrently with the filing of the Form 20-F to which this agreement is an exhibit.  The omitted material has been filed separately with the SEC as part of the Request.  The place of omitted provisions are indicated below as “REDACTED”.  Two pages in this agreement contain omitted provisions.]

This Off-Take Agreement (the “Agreement”), dated May 30, 2008, is made by the parties below mentioned.

1.

Seller: Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) a company duly incorporated and registered under the laws of Mexico and having its registered offices at Sinola #106, Desp. 301 Colonia Roma, Mexico D.F. Mexico.

2.

Buyer: Korean Boleo Corporation, S.A. de C.V., on behalf of the Korean Consortium, will right to right to assign to any current members of the Korean Consortium or to future members which are acceptable to the Lenders.

3.

Commodity: SXEW Copper cathodes produced by Seller from the Boleo project in Mexico.

4.

Intent: The Buyer to take delivery in compliance with a pro-rata portion (as defined in clause 5 “Quantity”) of the Seller’s production of the commodity. The Seller to sell and deliver as per the terms of this off-take agreement. The parties acknowledge and agree that the terms and conditions in this agreement represent copper cathode market standard terms and forms the commercial basis for offtake agreements between MMB and the Sponsors.

5.

Quantity: 30% of the annual production from the Project.

6.

Duration: The life of the mine or project as long as the Korean Consortium owns not less the 25% of MMB

7.

Quality: It is anticipated that Project will produce high quality copper cathodes, readily accepted by end-users in Market.

However, after the commencement of cathode production at a mine, it is common for new operations to produce some portion of its monthly production of cathodes that does not meet LME Grade A specifications – i.e. a so called off-grade cathode.

After the project has reached a steady and consistent level of quality, with respect to meeting or exceeding LME Grade A specifications for its cathodes, the Seller shall apply to the London Metal Exchange to have its brand of cathodes registered by the LME as being good delivery.

Accordingly, during the early production phase of the project, there will be three types of cathode produced:

(a)

Type I-off-grade copper cathodes that do not meet LME Grade A specifications, but copper grade of the cathode shall be higher than 99.99%.

(b)

Type II-cathodes that meet or exceed LME Grade A specifications but the project cathodes are not registered on the LME.

(c)

Type III-cathodes that meet or exceed LME Grade A specifications and the project brand cathodes are registered on the LME

8.

Shipment: Monthly shipment quantity shall be fixed annually when annual contract terms are negotiated. In the absence of agreement on tonnage for monthly shipment, the production will be allocated with the percentage of production agreed in clause 5 being delivered monthly to the account of the Koran Consortium. Minimum lot size will be 100 tonnes.

9.

Price: The official cash settlement average Copper Grade ‘A’ of London Metal Exchange during the quotation period plus discount or premium agreed between Seller and Buyer at the time of annual negotiation with reference to prevailing market terms. The agreement of this premium or discount between sellers and buyers normally occurs around the time of the LME dinner in London in the fourth quarter of each year and applies to cathode deliveries for the following calendar year.

The appropriate level of discount or premium for each type of the cathodes referred to above under “Quality” shall be negotiated between Buyer and Seller depending on market conditions every year. Benchmark premiums for Type II and Type III is Codelco’s premium announced for annual long term contract.

There will be an annual adjustment of the contractual premium to be agreed in the fourth quarter of each year. REDACTED*

10.

Quotational Period: REDACTED*. The option shall be declared REDACTED* and it shall be declared no later than REDACTED*.

11.

Delivery REDACTED*. Buyer shall nominate REDACTED* for cathode deliveries for the following year at the time of annual negotiation.

Buyer will use commercially reasonable efforts to assist the Seller in securing the provision of logistical costs and infrastructure (warehousing at Guaymas etc) through the use of a third party. Such services and the associated contracts to be executed no later than the signing date of the Project Debt Agreement. REDACTED*

12.

Payment: For the first five years from 2010 to 2014:

(a)

Provisional payment shall be made, net cash in US Dollars through telegraphic transfer for 100% of the provisional invoice value of the commodity against suitable title documents within REDACTED*

For 2015 and onwards, terms of provisional payment shall be reviewed and negotiated between Buyer and Seller with reference to prevailing market terms based on similar transactions at the time of the annual negotiation in 2014.

Seller shall issue a final invoice once the final weights, assays, and prices are known, in order to settle differences in buyer and Seller’s account. REDACTED*.

13.

Weights and Assays: Seller’s Weights and Assay shall govern, except that Buyer will have the right to dispute if there are consistent differences between Seller’s certificates and actual outturn weight and assays at receiver’s works. In the event that the Buyer’s weights differ by more than REDACTED* from Seller’s weights then Buyers will have the right to dispute. In the event of dispute the third party weights, and/or assays, will govern.

14.

Insurance: As Per INCOTERMS 2000 (CIF). REDACTED*

15. Title and Risk: Title passes upon first payment made, and risk passes in accordance with

INCOTERME 2000.

16.

Taxes and Duties:

(a)

All taxes, duties, and duty drawback on the copper cathode, whether existing or new, levied in Mexico shall be for the Seller’s account.

(b)

All taxes duties and duty drawbacks on the copper cathode, whether existing or new, levied in the country of port of destination shall be for the Buyer’s account.

17.

Assignment: No party can assign or transfer its rights and obligations in while or in part without the prior written consent of the other party except amongst existing members of the Korean Consortium or future member which are acceptable to the Lenders, which consent may not be unreasonably withheld or delayed.

18.

Registration: Buyer will use commercially reasonable efforts to assist the Seller to register the Boleo copper cathode on the LME and/or COMEX exchanges as expediously as possible and to select qualified and interested end-users willing to cooperate with the parties to achieve brand recognition.

19.

Arbitration Any controversy or claim which can not be settled  amicably between Buyer and Seller shall be settled by arbitration in London under the rules and regulations of the London Metal Exchange.

20. Others: The Seller and Buyer shall negotiate other terms and conditions, on a mutually acceptable basis, that are standard and normal in the industry for the sale of copper cathode under long-term contracts.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed and delivered as of the day and year first above written.

By:	By:

_________________________________	________________________________

Korean Boleo Corporation, S.A de C.V. (the “Buyer”), on behalf of the Korean Consortium	Minera y Metalurgica del Boleo, S.A de C.V.